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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           RENAISSANCE WORLDWIDE, INC.
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             (Exact name of registrant as specified in its charter)

                 Massachusetts                                04-2920563
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(State or Other Jurisdiction of Incorporation)               (IRS Employer
                                                          Identification No.)

                       52 Second Avenue, Waltham, MA 02451
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               (Address of principal executive offices) (Zip Code)

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
If this Form relates to the registration of a class of        If this Form relates to the registration of a class of
securities pursuant to Section 12(b) of the Exchange Act      securities pursuant to Section 12(g) of the Exchange Act
and is effective pursuant to General Instruction A.(c),       and is effective pursuant to General Instruction A.(d),
please check the following box. [_]                           please check the following box. [_]
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Securities Act registration statement file number to which this form relates:
________________________
    (if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

         Title of Each                    Name of Each Exchange on Which Each
   Class to be so Registered                   Class is to be Registered
   -------------------------                   -------------------------
             None                                         None

Securities to be registered pursuant to Section 12(g) of the Act: None

                                      None
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                                (Title of class)

                                  Page 1 of 7

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Item 1.  Description of Registrant's Securities to be Registered.
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         On June 13, 2000, Renaissance Worldwide, Inc. (the "Company") declared a dividend distribution of one preferred stock purchase right for each share of Common Stock. Each Right entitles the registered holder to purchase from the Company after the Distribution Date described below one-thousandth of a share of its Series A Preferred Stock. The exercise price is $15 for each one-thousandth share of Preferred Stock. The distribution of Rights was made as soon as practicable after June 30, 2000 to the record holders of Common Stock at the close of business on that date. One Right will also be issued for each share of Common Stock issued between June 30, 2000 and the Distribution Date.

         On November 6, 2001, the Company adopted an amendment to the Rights Agreement, the terms of which are described below.

         Exercisability of the Rights; Distribution Date. The Rights are not exercisable until the Distribution Date. The Distribution Date would occur, if ever, ten business days after either of the following events:

         . A public announcement that a person or group (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Company's outstanding Common Stock (the "Stock Acquisition Date"). However, G. Drew Conway would not be considered an Acquiring Person so long as he owns less than 25% of the Company's outstanding Common Stock In addition, Amendment No. 1 to the Rights Agreement provides that Aquent, Inc., a Massachusetts corporation ("Aquent"), would not be considered an Acquiring Person under the Rights Agreement to the extent it becomes the owner of 15% or more of the Company's outstanding Common Stock by acquiring shares of Common Stock after October 11, 2001 and prior to the termination of the Agreement and Plan of Merger dated as of October 5, 2001 among Aquent, JetElectro Acquisition Corp., a Massachusetts corporation and wholly-owned subsidiary of Aquent, and the Company, as amended or supplemented from time to time ("Aquent Merger Agreement"). Amendment No. 1 further provides that Aquent would be considered an Acquiring Person if, following the termination of the Merger Agreement, it acquires any shares of Common Stock and, at the time of such acquisition or immediately thereafter, owns 15% or more of the shares of Company's outstanding Common Stock; or

         . The commencement or announcement of an intention to make a tender offer or exchange offer that would result in a person or group owning 15% or more of the Company's outstanding Common Stock.

         Mergers, Asset Sales and Self-Dealing Transactions. If after the Stock Acquisition Date the Company is acquired in a merger or other business combination, or 25% or more of its assets or earning power is sold, proper provision is to be made so that each holder of a Right would have the right to receive, upon exercise of the Right, that number of shares of common stock of

                                  Page 2 of 7

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the acquiring company which at the time has a market value of two times the exercise price of the Right.

         In the event that:

         (1) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock is not changed or exchanged, or

         (2) an Acquiring Person engages in one of a number of self-dealing transactions specified in the Rights Agreement described below, or

         (3) during such time as there is an Acquiring Person any recapitalization, reorganization or other transaction involving the Company occurs which result in such Acquiring Person's ownership interest being increased by more than 1%, then each holder of a Right would have the right to receive, upon exercise of the Right, that number of shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a market value of two times the exercise price of the Right.

         Following the occurrence of any of the events described in this section, any Rights beneficially owned by any Acquiring Person would immediately become null and void.

         Exchange Option. The Board may, at its option, at any time after any person becomes an Acquiring Person, exchange all or part of the then outstanding and exercisable Rights for shares of Common Stock at an exchange ratio of one share of Common Stock per Right. The Board, however, may not effect an exchange at any time after any person (other than (i) the Company, (ii) any subsidiary of the Company, (iii) any employee benefit plan of the Company or any such subsidiary or any entity holding Common Stock for or pursuant to the terms of any such plan), together with all affiliates of such person, becomes the beneficial owner of 50% or more of the Common Stock then outstanding. Immediately upon the action of the Board ordering the exchange of any Rights and without any further action and without any notice, the right to exercise such Rights will terminate and the only right thereafter of a holder of such Rights will be to receive that number of shares of Common Stock equal to the number of such Rights held by the holder.

         Transferability of Rights. Until the Distribution Date, the Common Stock Certificates will evidence the Rights, and the transfer of the Common Stock certificates will constitute a transfer of the Rights. After the Distribution Date, separate certificates evidencing the Rights would be mailed to holders of record of the Company's Common Stock as of the close of business on the Distribution Date, and such separate Rights Certificates alone would evidence the Rights.

         Redemption. The Board of Directors, by a majority vote, may redeem the Rights at any time at a redemption price of $.01 per Right. Immediately upon such redemption, the right to

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exercise the Rights will terminate, and the Rights Holders will become entitled only to receive the Redemption Price.

         Expiration of Rights. If not previously exercised or redeemed, the Rights will expire on the earlier to occur of (i) the completion of the merger contemplated by the Aquent Merger Agreement or (ii) June 30, 2010. Amendment No. 1 modifies the Rights Agreement by adding the provision that the Rights will expire upon completion of the merger contemplated by the Aquent Merger Agreement.

         Anti-Dilution Adjustment. The exercise price, the redemption price, the exchange ratio and the number of shares of the Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution under the following circumstances:

         . in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, or

         . upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for shares of the Preferred Stock or convertible securities at less than the current market price, or

         . upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends out of the earnings or retained earnings of the Company and dividends payable in shares of Preferred Stock) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustment in the exercise price will be required until cumulative adjustments require an adjustment of at least 1% in such price. At the Company's option, cash (based on the market price on the last trading date prior to the date of the exercise) will be paid instead of issuing fractional shares of any securities (other than fractional shares of Preferred Stock in integral multiples of one-thousandth of a share).

         No Shareholder Rights. A Right holder, as such, has no rights as a shareholder of the Company, including, without limitation, the right to vote or receive dividends.

         Amendments. Any of the provisions of the Rights Agreement may be amended by the Board of Directors prior to the Distribution Date without the approval of any holders of the Rights. After the Distribution Date, the Board of Directors may amend the Rights Agreement to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person) or to shorten or lengthen any time period under the Rights Agreement. A majority vote of the Board of Directors is required.

         Tax Consequences. Although the Company believes that neither the distribution of the Rights nor the subsequent separation of the Rights on the Distribution Date should be taxable to the stockholders or the Company, stockholders may, depending upon the circumstances, realize

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taxable income upon the occurrence of an event described under "Mergers, Asset
Sales and Self-Dealing Transactions."

     Amendment No. 1 to Rights Agreement. Amendment No. 1, in addition to modifying the Rights Agreement as described above, modifies the section of the Rights Agreement relating to a change of the Rights Agent to allow a successor Rights Agent to aggregate its capital and surplus with the capital and surplus of its affiliates for the purpose of satisfying the requirements of the Rights Agreement. Any successor Rights Agent must, at the time of its appointment as Rights Agent, have a combined capital and surplus of at least $50,000,000 either individually or in combination with an affiliate, in addition to meeting the other requirements set forth in the Rights Agreement.

         Rights Agreement. The terms of the Rights are set forth in a Rights Agreement between the Company and Fleet National Bank, as Rights Agent. A copy of the Rights Agreement is an Exhibit to the Form 8-A filed with the Securities and Exchange Commission on June 21, 2000. A copy of Amendment No. 1 to the Rights Agreement is an Exhibit to this Form 8-A/A. A copy of the Rights Agreement and Amendment No. 1 are available free of charge from the Rights Agent at the following address:

                           Fleet National Bank
                           c/o Boston EquiServe Limited Partnership
                           150 Royall Street
                           Canton, MA  02021

                           Attn: Client Administration
                           (Renaissance Worldwide, Inc. Rights Agreement)

This summary does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, as amended, which is incorporated in this summary by reference.

Item 2.  Exhibits.
         --------

         1. Rights Agreement dated as of June 13, 2000 ("Rights Agreement") between the Company and Fleet National Bank, as Rights Agent.*

         2. Form of Certificate of Designation with respect to the Series A Preferred Stock, par value $.10 per share, of the Company (attached as Exhibit A to the Rights Agreement).*

         3. Form of Rights Certificate (attached as Exhibit B to the Rights Agreement). Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until the Distribution Date (as defined in the Rights Agreement).*

         4.   Summary of Rights (attached as Exhibit C to the Rights
              Agreement).*

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         5.   Amendment No. 1, dated as of November 6, 2001 to Rights Agreement between the Company and Fleet National Bank, as Rights Agent.**

         *    Filed with Form 8-A filed on June 21, 2000.
         **   Filed herewith.

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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                 RENAISSANCE WORLDWIDE, INC.



Date: November 7, 2001          By:/s/ Joseph P. Fargnoli
                                   ----------------------------
                                    Name:  Joseph P. Fargnoli
                                    Title: Chief Financial Officer and Treasurer

                                  Page 7 of 7




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                                  EXHIBIT INDEX

         The following designated exhibits are filed herewith:

         1. Rights Agreement dated as of June 13, 2000 ("Rights Agreement") between the Company and Fleet National Bank, as Rights Agent.*

         2. Form of Certificate of Designation with respect to the Series A Preferred Stock, par value $.10 per share, of the Company (attached as Exhibit A to the Rights Agreement).*

         3. Form of Rights Certificate (attached as Exhibit B to the Rights Agreement). Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until the Distribution Date (as defined in the Rights Agreement).*

         4.       Summary of Rights (attached as Exhibit C to the Rights
                  Agreement).*

         5. Amendment No. 1, dated as of November 6, 2001 to Rights Agreement between the Company and Fleet National Bank, as Rights Agent.**

         *        Filed with Form 8-A filed on June 21, 2000.
         **       Filed herewith.